Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2024

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Popular Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Popular Securities LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 31, 2025

We have served as the Company's auditor since 1995.

DLLP216-158
Popular Securities LLC

PricewaterhouseCoopers LLP, 304 Ponce de Leon, Suite 800, San Juan, PR 00918
T: (787) 754 9090, www.pwc.com/us

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2024

(dollars in thousands)

Assets

Cash	$	910
Financial instruments owned, at fair value		32,378
Receivables from broker-dealers		2,006
Accrued interest receivable		121
Receivables from affiliates		991
Fixed assets, net of accumulated depreciation of $3,909		267
Other assets		1,220
Total assets	$	37,893

Liabilities and Member's Equity

Accounts payable to affiliates		315
Accrued employee compensation and benefits		2,751
Deferred compensation		3,631
Reserve for legal contingencies		250
Other liabilities		1,991
Total liabilities		8,938
Contingencies (Note 9)		
Member's equity		28,955
Total liabilities and member's equity	$	37,893

The accompanying notes are an integral part of these financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

1.   **Nature of Business and Summary of Significant Accounting Policies**

Popular Securities LLC (the "Company") is engaged in financial advisory services, brokerage, and investment banking, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 ("SEA"). The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), its clearing broker, and the Company promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. The Company's other business activities are limited to non-covered brokerage activity that are not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates. Estimates are used for, but not limited to, loss contingencies and financial instruments owned at fair value.

The accompanying notes are an integral part of these financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

Receivables from and Payables to Broker-Dealers

At December 31, 2024, receivables and payables to broker dealers consist of the following:

Receivables

Clearing broker		2,006
	$	2,006

Payables

Unsettled transactions	$	-
	$	-

Receivables relating to revenue from contracts with customers was $776 at January 1, 2024, and $1,154 at December 31, 2024, and is included in receivables from clearing broker, as such clearing broker acts as the Company's collection agent.

The Company's receivables from broker-dealers include amounts receivable from open transactions that have not reached the contractual settlement dates and relate to unsettled trades, including, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. Because these are settled daily, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired, except for those purchased for the Company's trading portfolio. As of December 31, 2024, there were no cash equivalents.

Fixed Assets

Fixed assets are composed of furniture, equipment, and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2024, fixed assets, net consist of the following:

	Useful life in years		Cost
Leasehold improvements	10	$	2,158
Furniture and fixtures	5		1,652
Electronic equipment	3		294
Vehicles	5		72
		$	4,176
Less - accumulated depreciation and amortization			(3,909)
		$	267

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

Other Assets
Included in Other Assets are $509 in Prepaid expenses, $509 in Other Receivables, and $201 in Lease Right of Use Asset.

Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the expected credit losses on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. The Company adheres to the accounting guidance in ASC 326 Financial Instruments - Credit Losses, which established a single allowance framework for all financial assets carried at amortized cost and certain off-balance sheet credit exposures. This framework requires that management's estimate reflects credit losses over the full remaining expected life and considers expected future changes in macroeconomic conditions. The Company has not historically experienced any material credit losses in connection with receivables from affiliates and third-parties. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations. There was no allowance for doubtful accounts as of December 31, 2024.

Income Taxes
Effective January 1, 2014, the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes flow through to its Parent Company. Therefore, no current or deferred taxes are reported in the Company's financial statements.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2024.

2. **New Accounting Pronouncements**

The Company assesses the adoption impact of recently issued accounting standards updates (ASU) by the Financial Accounting Standards Board (FASB) on the Company's financial statements as well as material updates to previous assessments, if any.

The FASB issued ASU 2023-07 in November 2023, which amends ASC Topic 280 by requiring disclosure of the position and title of the chief operating decision maker ("CODM") and how the CODM uses each reported measure of segment's profit or loss to allocate resources to the segment. The standard also requires additional disclosures about significant segment expenses. The Company adopted this ASU for the period ended December 31, 2024. The adoption of this standard resulted in the inclusion of the additional required disclosures related to the CODM. Refer to Note 3 - Segment Reporting, for the additional disclosures included.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

3. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 15), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the Statement of Operations as net income. The measure of segment assets is reported on the Statement of Condition as total assets. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. **Financial Instruments Owned and Fair Value Measurements**

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are classified and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **US Treasury securities:** The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Quoted prices for Puerto Rico tax-exempt mutual funds are obtained from unrelated broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares to the funds on any day the New York Stock Exchange ("NYSE") is open at its net asset value per share ("NAV"). Accordingly, open-ended funds are priced at NAV and classified as Level 1. Less liquid open ended funds are classified as Level 2.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

ASSETS	Fair value measurements on a recurring basis as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Collateralized mortgage obligations	$ -	$ 655	$ -	$ 655
US Treasury securities	2,813	10	-	2,823
Puerto Rico, States and political subdivisions	-	55	-	55
Mortgage and other asset-backed securities	-	22,252	84	22,336
Residual interest certificate	-	-	133	133
Equity securities	3,842	2,534	-	6,376
Financial instruments owned, at fair value	$ 6,655	$ 25,506	$ 217	$ 32,378

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

	For the year ended December 31, 2024			
	Residual interest certificate	Mortgage and other asset-backed securities	Collateralized mortgage obligations	Total
Balance at December 31, 2023	$ 167	$ 112	$ 4	$ 283
Realized and Unrealized Gains (losses) included in earnings (1)	(33)	-	-	(33)
Purchases	-	-	-	-
Sales	-	-	-	-
Paydowns and maturities		(28)	(4)	(32)
Transfers in or out of Level 3	-	-	-	-
Balance at December 31, 2024	$ 134	$ 84	$ 0	$ 218

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2024	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Residual interest certificate	$ 134	Discounted cash flow model	Weighted average life	1.99 years
			Yield	12%
			Prepayment speed assumption	180
Mortgage and other asset backed securities	$ 84	Broker quotes	Weighted average life	4.45 years (3.96 - 5.04 years)
			Yield	6.4% (6.36% - 6.46%)
			Constant prepayment rate	54.0%

The significant unobservable inputs used in the fair value measurement of mortgage and other asset backed securities and residual interest certificate are yield, constant prepayment rate or prepayment speed, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of the residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2024, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

	At December 31, 2024				
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 910	$ 910	$ 910	$ -	$ -

5. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. with the credit period ending on November 15, 2027 and maturing on November 15, 2028. Under the agreement, the Company may borrow up to $50,000, with an interest rate negotiated at the time of each advance. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule, as approved by FINRA. There were no borrowings or interest expense incurred during the year. There are no additional costs for having this loan agreement available. The Company had no borrowings outstanding as of December 31, 2024.

6. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan") for financial consultants.

Under the Plan, the principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for employees as of December 31, 2024 amounted to $3,631 included as deferred compensation in the Statement of Financial Condition.

7. Employee Benefit Plan

The Company participates in Popular, Inc.'s contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

8. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2024, the Company had $55 in obligations issued or guaranteed by the Puerto Rico Government,

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

its municipalities, and public corporations as part of its trading securities portfolio, and $801 in Puerto Rico tax-exempt mutual funds, which also invest in those securities. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

9. Contingent Liabilities

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other legal proceedings

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes a reserve for the estimated loss. Once established, the reserve is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no reserve is established.

As of December 31, 2024, the Company had a reserve of $250 for outstanding legal cases.

10. Clearance Agreements

The Company has a clearing and custody agreement with NFS, whereby NFS will execute, clear and custody securities on behalf of the Company and its clients. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain deposits of $75 to indemnify NFS for losses that they may sustain from the Company's customer transactions. During 2024, there were no obligations to NFS under this provision of the agreement between the Company and NFS.

11. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2024, the Company did not pay any amounts related to this guarantee.

12. Leases

The Company enters in the ordinary course of business into operating leases with affiliates for office space. These contracts generally do not include purchase options or residual value guarantees. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Company recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating leases in its Statement of Financial Condition under the caption of Other assets and Other liabilities, respectively. As of December 31, 2024, operating lease ROU assets were $201 and operating lease

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

liabilities were $203. Leases with initial term of 12 months or less are excluded from the operating leases assets.

The Company recognizes lease expenses for these leases on a straight-line basis over the lease term. The Company uses the incremental borrowing rate for purposes of discounting lease payments for its operating lease, since it does not have enough information to determine the rate implicit in the lease. The discount rate is based on fixed-rate and fully amortizing collateralized borrowing facilities. A credit spread is added to this rate based on financing transactions with a similar credit risk profile. Real estate leases may include one or more options to renew, with renewal terms that can extend the lease term in annual increments at the Company's sole discretion. The Company includes a renewal option period in the lease term if it is reasonably certain that it will exercise such option.

The following table presents the undiscounted cash flows of operating leases for each of the following periods:

	2025	2026	2027	2028	Total lease payments	Less: Imputed interest	Total
Operating Leases	60	61	62	37	$ 220	(17)	$ 203

The following table presents supplemental cash flow information and other related information related to operating leases.

Cash paid for amounts included in the measurement of lease liabilities	$	59
ROU assets obtained in exchange for new lease obligations	$	272
Weighted-average remaining lease term		3.58
Weighted-average discount rate		4.61%

13. **Related Party Transactions**

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2024, the Company owned securities issued by affiliated funds (Popular funds) with a fair value of approximately $1,733. Effective June 17, 2024, the Puerto Rico Residents Tax Free funds are no longer considered affiliates, as Popular Asset Management is no longer an investment advisor for these funds.

During 2024, the Company maintained a management agreement (as co-manager with a third party) where it provided investment advisory services, and other administrative services to Popular Mezzanine Fund LLC. This agreement has been terminated effective March 17, 2025, when it was transferred to an affiliate.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

During 2024, the Company maintained a networking agreement with Popular Risk Services to facilitate the sale of insurance products.

During 2024, the Company maintained a services agreement with Banco Popular de Puerto Rico to provide various administrative and financial services. The agreement is renewed on an annual basis. Service costs are agreed at the beginning of the year and requires payment for services provided on a monthly basis.

During 2024, the Company maintained a services agreement with its Parent Company to provide various administrative and managerial services. The agreement is renewed on an annual basis. Service costs are distributed based on a combination of various metrics established to measure the Parent Company's efforts and resources allocated to support each subsidiary. These include financial metrics, such as assets and operating expenses, as well as number of employees per subsidiary. The agreement requires payment on a monthly basis for services provided.

The Company has a number of noncancelable leases with Banco Popular de Puerto Rico, for office space with terms up to 2026.

As of December 31, 2024, the Company also had $496 in cash deposits in Banco Popular de Puerto Rico.

14. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the issuance of several types of stock based compensation for employees and directors of the Corporation and/or any of its subsidiaries. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares for its employees. The Company is allocated restricted stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

15. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a minimum net capital equal to $250 in accordance with the Rule. At December 31, 2024, the Company's net capital of $23,043 was $22,793 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2024

16.   **Subsequent Events**

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2024 up to March 31, 2025, the date the financial statements were available to be issued. Except as disclosed in footnote 13 as it relates to the agreement with the Popular Mezzanine Fund LLC, and a dividend declared on February 18th, 2025 by the Board of Managers of the Company in the amount of $6,000 to the Parent Company, which was paid on March 5, 2025, no additional subsequent events have occurred.